

December 2, 2011

<u>Via E-mail</u>
The Bank of Nova Scotia
Luc A. Vanneste
Executive Vice President and Chief Financial Officer
44 King St. West, Scotia Plaza 8th floor
Toronto, Ontario, Canada M5H 1H1

      Re: **The Bank of Nova Scotia**
              Form 40-F
              Filed December 3, 2010
              Form 6-K
              Filed August 30, 2011
              File No. 002-09048

Dear Mr. Vanneste:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sebastian Gomez Abero for

Suzanne Hayes
Assistant Director